SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47103J 105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Bregua Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,830,257
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,830,257
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,830,257
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.3%(1)
12.	Type of Reporting Person (see instructions) CO

(1)	The percentage is calculated based on 46,262,759 shares of Common Stock outstanding as of December 31, 2023.

CUSIP No. 47103J 105	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Janux Therapeutics, Inc., a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices

10955 Vista Sorrento Parkway, Suite 200

San Diego, CA 92130

Item 2.

(a)	Name of Person Filing

Bregua Corporation

(b)	Address of Principal Business Office or, if none, Residence

Wickhams Cay, P.O. Box 146, Road Town

Tortola, VG 1110, BVI

(c)	Citizenship

British Virgin Islands

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

47103J 105

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,830,257 shares of Common Stock

(b)	Percent of Class: 8.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,830,257

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,830,257

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

CUSIP No. 47103J 105	13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 47103J 105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2024
Date

/s/ Klaus Dorner
Signature

Klaus Dorner, Director of Bregua Corporation
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)